BofA FUNDS SERIES TRUST

One Financial Center

Boston, MA 02111

December 22, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Request for Acceleration of Effective Date
BofA Funds Series Trust (formerly named Columbia Funds Series Trust III) (the “Registrant”)
Initial Registration Statement on Form N-1A
File Nos. 333-163352; 811-22357

Dear Ms. Hatch:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “1933 Act”), the Registrant and its principal underwriter, Columbia Management Distributors, Inc., hereby request, as discussed between the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) and Goodwin Procter LLP, counsel to the Registrant, that the initial registration statement of the Registrant on Form N-1A (the “Registration Statement”), as filed on November 25, 2009, be declared effective as of December 22, 2009 or as soon as possible thereafter.

The Registration Statement was filed for the purpose of registering an indefinite number of the Registrant’s shares of beneficial interest, no par value, under the 1933 Act, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registration Statement does not raise novel or complex issues of law or policy. The Registrant represents that the requested acceleration of the effective date is consistent with the provisions of Section 8(a) of the 1933 Act.

The Registrant acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, doing so does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Registrant further acknowledges that it may not assert the Commission’s or Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information about this request, please contact either Robert M. Kurucza at 202-346-4515 or Kimberly K. Vargo at 202-346-4304 of Goodwin Procter LLP.

BofA FUNDS SERIES TRUST		COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

By:	/s/ Peter T. Fariel	By:	/s/ Beth Brown
	Peter T. Fariel Assistant Secretary		Beth Brown Managing Director